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U.S. LEGAL / PRODUCT FILING UNIT

ONE ORANGE WAY, C2S

WINDSOR, CT 06095-4774

PETER M. SCAVONGELLI

SENIOR COUNSEL

PHONE:  (860) 580-1631 | EMAIL:  PETER.SCAVONGELLI@VOYA.COM

December 4, 2020

BY EDGARLINK

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, CT 20549

Re:	ReliaStar Life Insurance Company of New York
ReliaStar Life Insurance Company of New York Variable Annuity Funds A B & C
Prospectus Title: Variable Annuity A, B, C
File Nos.: 002-53949 and 811-811-02579
Withdrawal of Registration Statement on Form N-4
Rule 477 Filing

Ladies and Gentlemen:

An Application for Deregistration under Section 8(f) of the Investment Company Act of 1940 (the “40 Act”) was filed by ReliaStar Life Insurance Company of New York Variable Annuity Funds A B & C of ReliaStar Life Insurance Company of New York (“Separate Account A B & C”) on October 21, 2019, and later amended on September 21, 2020. On November 25, 2020 (Investment Company Act Release No. 34120), the U.S. Securities and Exchange Commission ordered, under Section 8(f) of the 1940 Act, that Separate Account A B & C has ceased to be an investment company.

Because there are no longer any securities sold in connection with this registration, we respectfully request withdrawal of this registration and any and all amendments and definitive filings associated with it, pursuant to Rule 477 under the Securities Act of 1933, as amended.

If you have any questions regarding this submission, please contact Anngharaad Reid at anngharaad.reid@voya.com.

Sincerely,

/s/ Peter M. Scavongelli

Peter M. Scavongelli

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